Met-Pro Corporation
160 Cassell Road
P.O. Box 144
Harleysville, Pennsylvania 19438

January 6, 2009

Filed via Edgar

Re: Met-Pro Corporation
      Registration Statement on Form S-8/File No. 333-39182
      Rule 477 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Met-Pro Corporation (“Registrant”) hereby makes application for the withdrawal of its Registration Statement on Form S-8 (Registration No. 333-39182) together with all exhibits thereto that was filed on June 13, 2000 with respect to the registration of the securities issuable under Registrant’s Year 2000 Employee Stock Purchase Plan (the “Stock Purchase Plan”).

In this regard, Registrant advises that no securities have been issued or sold pursuant to the subject Registration Statement or the Stock Purchase Plan, and the Stock Purchase Plan has been terminated.

Accordingly, Registrant requests the issuance of an order of withdrawal or other order to similar effect.

If you have any questions concerning this matter, please contact the undersigned at (215) 723-6751 or our counsel, Jeffrey Nicholas, of Fox Rothschild LLP at (215) 918-3639.

Thank you for your attention to this matter.

Very truly yours,

MET-PRO CORPORATION

BY: /s/ Gary J. Morgan
Gary J. Morgan, Senior VP-Finance and
Chief Financial Officer